**MOGO INC.**

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

**Intermediary**

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## Voting Instruction Form ("VIF") - Special Meeting to be held on January 15, 2021

## NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. *We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these securities to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

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**VIFs submitted must be received by 1:00 pm, PST, on January 13, 2021.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-734-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

**To Virtually Attend the Meeting**

- You can attend the meeting virtually by visiting the URL provided on the back of this VIF.

**If you vote by telephone or the Internet, DO NOT mail back this VIF.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
**Voting by mail or by Internet** are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.**

**CONTROL NUMBER**

01OGOA

## Appointee(s)

**Management Appointees are:** David Feller, or failing him, Gregory Feller

**OR**

**If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).**

**Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/Mogo and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.**

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Special Meeting of securityholders of Mogo Inc. (the "Company") to be held virtually at https://web.lumiagm.com/235024637, on January 15, 2021 at 1:00 pm, PST and at any adjournment or postponement thereof.

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

| | For | Against |
|---|---|---|
| **1. Transaction Resolution**<br>To consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution (the "**Transaction Resolution**"), substantially in the form set forth in Appendix A to the accompanying Management Information Circular (the "**Circular**"), approving the acquisition by the Company of all of the outstanding securities of Carta Solutions Holding Corporation ("**Carta**") by way of a plan of arrangement involving, among others, Carta, the Company and the holders of securities of Carta under Section 192 of the *Canada Business Corporations Act* (the "**Transaction**"), all in accordance with the terms of the arrangement agreement dated November 17, 2020, and the transactions contemplated therein, including the issuance of 10,000,000 common shares of the Company as consideration for the Transaction, subject to potential downward adjustments at closing based on the working capital and cash positions of Carta. | ☐ | ☐ |

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**Authorized Signature(s) - This section must be completed for your instructions to be executed.**

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

**Signature(s)**

**Date**

MM / DD / YY

TNWQ 310055 AR0

01OGPA